Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

OF APRIL 28, 2016

DATE, TIME AND PLACE: On April 28, 2016 at 1:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIRMAN: Pedro Moreira Salles.

QUORUM:	The majority of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Following discussion on the themes below, the Directors resolved:

BOARD OF DIRECTORS

1)             To appoint: Chairman PEDRO MOREIRA SALLES and Vice Chairmen ALFREDO EGYDIO ARRUDA VILLELA FILHO and ROBERTO EGYDIO SETUBAL.

BOARD OF OFFICERS

2)             To establish at 22 the number of seats on the Board of Officers for an annual term of office with duration until the investiture of those elected at the Meeting of the Board of Directors immediately subsequent to the Annual General Meeting of 2017, being the Chief Executive Officer, 3 General Directors, 2 Vice Presidents, 4 Executive Officers and 12 Officers.

3)             To reelect ROBERTO EGYDIO SETUBAL, CANDIDO BOTELHO BRACHER, MÁRCIO DE ANDRADE SCHETTINI, MARCO AMBROGIO CRESPI BONOMI, CLAUDIA POLITANSKI, EDUARDO MAZZILLI DE VASSIMON, ALEXSANDRO BROEDEL LOPES, LEILA CRISTIANE BARBOZA BRAGA DE MELO, PAULO SERGIO MIRON, ADRIANO CABRAL VOLPINI, ÁLVARO FELIPE RIZZI RODRIGUES, EDUARDO HIROYUKI MIYAKI, EMERSON MACEDO BORTOLOTO, JOSÉ VIRGILIO VITA NETO, MARCELO KOPEL, MATIAS GRANATA, RODRIGO LUÍS ROSA COUTO and WAGNER BETTINI SANCHES, and to elect ATILIO LUIZ MAGILA ALBIERO JÚNIOR, FERNANDO BARÇANTE TOSTES MALTA, GILBERTO FRUSSA and SERGIO MYCHKIS GOLDSTEIN, all qualified below, for the next annual term of office, thus comprising the

BOARD OF OFFICERS

Chief Executive Officer

ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of ID RG-SSP/SP 4.548.549, enrolled in the tax register (CPF) under number 007.738.228-52, domiciled in São

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 28, 2016	page 2

Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

General Directors

CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 10.266.958-2, enrolled in the tax register (CPF) under number 039.690.188-38, domiciled in São Paulo (SP) at Av. Brigadeiro Faria Lima, 3.500, 2º andar, Itaim Bibi, CEP 04538-132;

MÁRCIO DE ANDRADE SCHETTINI, Brazilian, married, engineer, bearer of ID RG-SSP/RJ 05.492.490-7, enrolled in the tax register (CPF) under number 662.031.207-15, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

MARCO AMBROGIO CRESPI BONOMI, Brazilian, married, economist, bearer of ID RG-SSP/SP 3.082.364-X, enrolled in the tax register (CPF) under number 700.536.698-00, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Vice Presidents

CLAUDIA POLITANSKI, Brazilian, married, lawyer, bearer of ID RG-SSP/SP 16.633.770-5, enrolled in the tax register (CPF) under number 132.874.158-32, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

EDUARDO MAZZILLI DE VASSIMON, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 9.539.448-5, enrolled in the tax register (CPF) under number 033.540.748-09, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Executive Officers

ALEXSANDRO BROEDEL LOPES, Brazilian, married, accountant, bearer of ID RG-SSP/ES 1.215.567, enrolled in the tax register (CPF) under number 031.212.717-09, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

FERNANDO BARÇANTE TOSTES MALTA, Brazilian, divorced, systems analyst, bearer of ID RG-IFP/RJ 07.292.860-9, enrolled in the tax register (CPF) under number 992.648.037-34, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

LEILA CRISTIANE BARBOZA BRAGA DE MELO, Brazilian, married, lawyer, bearer of ID RG-SSP/SP 20.187.093-9, enrolled in the tax register (CPF) under number 153.451.838-05,

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domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1° andar, Parque Jabaquara, CEP 04344-902;

PAULO SERGIO MIRON, Brazilian, married, accountant and economist, bearer of ID RG-SSP/SP 16.191.136-5, enrolled in the tax register (CPF) under number 076.444.278-30, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7° andar, Parque Jabaquara, CEP 04344-902;

Officers

ADRIANO CABRAL VOLPINI, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 22.346.052-7, enrolled in the tax register (CPF) under number 162.572.558-21, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

ÁLVARO FELIPE RIZZI RODRIGUES, Brazilian, divorced, lawyer, bearer of ID RG-SSP/MG M-6.087.593, enrolled in the tax register (CPF) under number 166.644.028-07, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1° andar, Parque Jabaquara, CEP 04344-902;

ATILIO LUIZ MAGILA ALBERTO JUNIOR, Brazilian, married, engineer, bearer of ID RG-SSP/SP 23.078.482-3, enrolled in the tax register (CPF) under number 213.021.358-80, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

EDUARDO HIROYUKI MIYAKI, Brazilian, married, engineer, bearer of ID RG-SSP/SP 50.018.159-7, enrolled in the tax register (CPF) under number 159.822.728-92, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902;

EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of ID RG-SSP/SP 22.587.899-9, enrolled in the tax register (CPF) under number 186.130.758-60, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 7º andar, Parque Jabaquara, CEP 04344-902;

GILBERTO FRUSSA, Brazilian, married, lawyer, bearer of ID RG-SSP/SP 16.121.865, enrolled in the tax register (CPF) under number 127.235.568-32, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1° andar, Parque Jabaquara, CEP 04344-902;

JOSÉ VIRGILIO VITA NETO, Brazilian, divorced, lawyer, bearer of ID RG-SSP/SP 28.102.942-8, enrolled in the tax register (CPF) under number 223.403.628-30, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1° andar, Parque Jabaquara, CEP 04344-902;

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 28, 2016	page 4

MARCELO KOPEL, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 8.686.694-1, enrolled in the tax register (CPF) under number 059.369.658-13, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902;

MATIAS GRANATA, Argentine, married, economist, bearer of ID RNE- CGPI/DIREX/DPF/V343726-G, enrolled in the tax register (CPF) under number 228.724.568-56, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, Parque Jabaquara, CEP 04344-902;

RODRIGO LUÍS ROSA COUTO, Brazilian, divorced, business administrator, bearer of ID RG-SSP/RS 5060112165, enrolled in the tax register (CPF) under number 882.947.650-15, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, Piso Zero, Parque Jabaquara, CEP 04344-902;

SERGIO MYCHKIS GOLDSTEIN, Brazilian, married, lawyer, bearer of ID RG-SSP/SP 21.311.913-4, enrolled in the tax register (CPF) under number 282.310.718-57, domiciled in São Paulo (SP) at Av. Brigadeiro Faria Lima, 3400, 4º andar, Itaim Bibi, CEP 04538-132; and

WAGNER BETTINI SANCHES, Brazilian, married, engineer, bearer of ID RG-SSP/SP 18.840.246-9, enrolled in the tax register (CPF) under number 114.032.758-58, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Terraço, Parque Jabaquara, CEP 04344-902.

4)             To register that Cláudio José Coutinho Arromatte was not reappointed to the position of Officer, remaining in his position until the investiture of the new officers.

5)             To register (i) delivery of documents substantiating compliance with the preliminary conditions for eligibility pursuant to Articles 146 and 147 of Law 6.404/76 and the current regulations, particularly Resolution 4.122/12 of the National Monetary Council (“CMN”) and Article 3, Instruction 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), and (ii) that the investiture of the elected members shall be formalized as soon as their election is ratified by Central Bank of Brazil (“BACEN”).

6)             To register that the General Directors shall have the following specific duties:

6.1. Candido Botelho Bracher shall have the function of structuring the services and establishing the internal and operational norms with respect to the wholesale areas; to the relationship with middle market and large corporate entities including the rendering of banking and investment bank services and the administration and management of third party resources, and the institutional treasury area;

6.2. Márcio de Andrade Schettini shall have the function of coordinating and organizing the technical and operational infrastructure necessary to the Company’s businesses; and

6.3. Marco Ambrogio Crespi Bonomi shall have the function of structuring the services and establishing the internal and operational norms relative to the Commercial Bank, to the

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF ITAÚ UNIBANCO HOLDING S.A. OF APRIL 28, 2016	page 5

relationship with and offers of products and services to the personal and corporate client base encompassing all the retail segmentation levels; and to the insurance, private pension and capitalization areas.

7)             Pursuant to the norms of the CMN, BACEN and CVM, to allocate responsibilities to the officers of the Company as follows:

CANDIDO BOTELHO BRACHER

Rural Credit Area – CMN Resolution 3.556/08

Matters Relating to the Brazilian Payments System (SPB) – BACEN Circular 3.281/05

Investment Portfolio – CMN Resolution 2.212/95

Repurchase Operations – CMN Resolution 3.339/06

Loans and Securities Lending Operations – CMN Resolution 3.197/04

Swap Operations – CMN Resolution 3.505/07

Registration of Credit Assignment Operations – CMN Resolution 3.998/11

Operations conducted with securities in regulated markets – CVM Instruction 505/11

MARCO AMBROGIO CRESPI BONOMI

Client Information for the National Finance System (SFN) – BACEN Circular 3.347/07

Commercial Portfolio – CMN Resolution 2.212/95

Leasing Portfolio – CMN Resolution 2.212/95

Real Estate Loan Portfolio – CMN Resolution 2.212/95

Credit, Finance and Investment Portfolio – CMN Resolution 2.212/95

Deposit Accounts – CMN Resolution 2.078/94

Currency Market related operations – CMN Resolution 3.568/08

Registration of guarantees on vehicles and property – CMN Resolution 4.088/12

ALEXSANDRO BROEDEL LOPES

Accounting Area – CMN Resolution 3.198/04

Updating of Unicad – BACEN Circular 3.165/02

Credit Information System (SCR) – BACEN Circular 3.567/11

LEILA CRISTIANE BARBOZA BRAGA DE MELO

RDR System – BACEN Circular 3.729/14

ADRIANO CABRAL VOLPINI

Prevention and Combating of Money Laundering (Law 9.613/98) and current regulations, further being responsible for evaluating, approving and monitoring the policies, procedures and respective sector compliance programs of the various business units including those located abroad, with respect to the programs for the prevention of money laundering, combating the finance of terrorist practices and for the privacy and security of information, with powers to designate specific areas which are under his responsibility for acting in relation to these competencies.

FERNANDO BARÇANTE TOSTES MALTA

Operational Risk Control – CMN Resolution 3.380/06

Supply of Information - BACEN Circular 3.504/10

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Internal procedures and controls with respect to the trading of securities in regulated markets - CVM Instruction 505/11

Socio-environmental Responsibility Policy – CMN Resolution 4.327/14

Adjustment of the Products, Services and Operations to the profile of the Client – ICVM 539/13

MARCELO KOPEL

Investor Relations Officer – CVM Instruction 480/09

MATIAS GRANATA

Liquidity Risk Management – CMN Resolution 4.090/12

Market Risk Management – CMN Resolution 3464/07

RODRIGO LUÍS ROSA COUTO

Verification of Minimum Limits and Standards – BACEN Circular 3.398/08

Verification of RWA amount, PR and Principal Capital – CMN Resolution 4.193/13

Capital Risk Management – CMN Resolution 3.988/11

WAGNER BETTINI SANCHES

Credit Risk Management - CMN Resolution 3.721/09

8) In relation to the Committees reporting to the Board of Directors, to establish the following composition of members for the next annual term of office with duration until the investiture of those elected in the first meeting of the Board subsequent to the Annual General Meeting of 2017:

8.1. For the Audit Committee:

(i) to elect as a member of the Audit Committee RICARDO BALDIN, as qualified below;

(ii) to reelect ANTONIO FRANCISCO DE LIMA NETO, DIEGO FRESCO GUTIERREZ, GERALDO TRAVAGLIA FILHO, MARIA HELENA DOS SANTOS FERNANDES DE SANTANA and SERGIO DARCY DA SILVA ALVES, all qualified below;

(iii) to establish the following composition of the Audit Committee:

President: GERALDO TRAVAGLIA FILHO, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 3.166.619, enrolled in the tax register (CPF) under number 573.620.338-34;

Members: ANTONIO FRANCISCO DE LIMA NETO, Brazilian, married, economist, bearer of ID CRE/11ª Região/DF 5563-8, enrolled in the tax register (CPF) under number 231.877.943-00; DIEGO FRESCO GUTIERREZ, Uruguayan, married, accountant, bearer of ID RNE-CGPI/DIREX/DPF/V-203.593-3, enrolled in the tax register (CPF) under number 214.970.328-90; RICARDO BALDIN, Brazilian, married, accountant, bearer of ID RG-SSP/RS 10.055.532-66, enrolled in the tax register (CPF) under number 163.678.040-72; SERGIO DARCY DA SILVA ALVES, Brazilian, married, economist, bearer of ID RG-SSP/DF 2.127.279, enrolled in

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the tax register (CPF) under number 050.933.687-68, all domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 9° andar, Parque Jabaquara, CEP 04344-902; y MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, economist, bearer of ID RG-SSP/SP 6.578.061-9, enrolled in the tax register (CPF) under number 036.221.618-50, domiciled in Londres, Reino Unido, 27 Blackwall Lane, Greenwich - SE10 0NG;

(iv) to register the delivery by the members of the Audit Committee of documents substantiating compliance with the preliminary conditions for eligibility pursuant to articles 146 and 147 of Law 6.404/76 and current regulations, particularly CMN Resolutions 3.198/04 and 4.122/12; and further, that their investiture shall be formalized as soon as this election is ratified by BACEN;

(v) to register that on this occasion, LUIZ ALBERTO FIORE has not been reelected and will remain in his position until the investiture of those elected herein and that DIEGO FRESCO GUTIERREZ is the member of the Audit Committee of the Itaú Unibanco Conglomerate who has proven knowledge in the accounting and auditing areas (financial expert);

8.2) With respect to the remaining Committees, to establish the following composition:

COMPENSATION COMMITTEE

President: PEDRO MOREIRA SALLES, Brazilian, married, banker, bearer of ID RG-SSP/SP 19.979.952-0, enrolled in the tax register (CPF) under number 551.222.567-72, domiciled in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902;

Members: ALFREDO EGYDIO ARRUDA VILLELA FILHO, Brazilian, married, engineer, bearer of ID RG-SSP/SP 11.759.083-6, enrolled in the tax register (CPF) under number 066.530.838-88, domiciled in São Paulo (SP) at Av. Santo Amaro, 48, 9º andar, Vl. Nova Conceição, CEP 04506-000; ISRAEL VAINBOIM (not a member of management), Brazilian, divorced, engineer, bearer of ID RG-SSP/SP 14.189.351, enrolled in the tax register (CPF) under number 090.997.197-87, domiciled in São Paulo (SP) at Rua Diogo Moreira, 132, conjunto 1.601, Pinheiros, CEP 05423-010; and PEDRO LUIZ BODIN DE MORAES, Brazilian, married, economist, bearer of ID RG-IFP/RJ 03.733.122-0, enrolled in the tax register (CPF) under number 548.346.867-87, domiciled in Rio de Janeiro (RJ) at Av. Ataulfo de Paiva, 1.100, 2º andar, Leblon, CEP 22440-035.

PEOPLE COMMITTEE

President: PEDRO MOREIRA SALLES, as qualified above.

Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 6.045.777-6, enrolled in the tax register (CPF) under number 014.414.218-07, domiciled in São Paulo (SP) at Av. Paulista, 1938, 5º andar, Bela Vista, CEP 01310-942; FÁBIO COLLETTI BARBOSA, Brazilian, married, business administrator, bearer of ID RG-SSP/SP 5.654.446-7, enrolled in the tax register (CPF) under number

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771.733.258-20, domiciled in São Paulo (SP) at Rua General San Martin, 23, Jardim América, CEP 01439-030; NILDEMAR SECCHES, Brazilian, widower, engineer, bearer of ID RG-SSP/SP 3.997.339-6, enrolled in the tax register (CPF) under number 589.461.528-34, domiciled in São Paulo (SP) at Rua Viradouro, 63, conjunto 132, Itaim Bibi, CEP 04538-110; and ROBERTO EGYDIO SETUBAL, as qualified above.

CAPITAL AND RISK MANAGEMENT COMMITTEE

President: PEDRO LUIZ BODIN DE MORAES, as qualified above.

Members: ALFREDO EGYDIO SETUBAL and CANDIDO BOTELHO BRACHER, both as qualified above; DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian, married, entrepreneur, bearer of ID RG-IFP/RJ 04.389.036-7, enrolled in the tax register (CPF) under number 847.078.877-91, domiciled in São Paulo (SP) at Av. Brigadeiro Faria Lima, 4440, 16º andar, Itaim Bibi, CEP 04538-132; GUSTAVO JORGE LABOISSIÈRE LOYOLA, Brazilian, married, economist, bearer of ID RG-SSP/DF 408.776, enrolled in the tax register (CPF) under number 101.942.071-53, domiciled in São Paulo (SP) at Rua Estados Unidos, 498, CEP 01427-000; and ROBERTO EGYDIO SETUBAL, as qualified above.

APPOINTMENT AND GOVERNANCE COMMITTEE

President: PEDRO MOREIRA SALLES

Members: ALFREDO EGYDIO ARRUDA VILLELA FILHO, ALFREDO EGYDIO SETUBAL, DEMOSTHENES MADUREIRA DE PINHO NETO and FÁBIO COLLETTI BARBOSA, all as qualified above.

STRATEGY COMMITTEE

President: NILDEMAR SECCHES, as qualified above.

Members: CANDIDO BOTELHO BRACHER, FÁBIO COLLETTI BARBOSA, PEDRO MOREIRA SALLES, as qualified above; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of ID RG-SSP/SP 15.111.115-7, enrolled in the tax register (CPF) under number 252.398.288-90, domiciled in São Paulo (SP) at Av. Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132, and ROBERTO EGYDIO SETUBAL, as qualified above.

RELATED PARTIES COMMITTEE

President: NILDEMAR SECCHES

Members: GUSTAVO JORGE LABOISSIÈRE LOYOLA, and PEDRO LUIZ BODIN DE MORAES, all as qualified above.

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), April 28, 2016. (signed) Pedro Moreira Salles –

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Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Fábio Colletti Barbosa, Gustavo Jorge Laboissière Loyola, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

MARCELO KOPEL

Investor Relations Officer